Exhibit 99.3

The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Three months Ended Mar 31, 2017	Year Ended Dec 31, 2016		Year Ended Dec 31, 2015		Year Ended Dec 31, 2014	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012
in € millions, except ratios
Earnings:
1. Income (loss) before income tax expense	878	(810)		(6,097)		3,116	1,456	814
2. Add: Fixed charges excluding capitalized interest (Line 10)	3,142	11,206		10,368		11,001	11,045	15,901
3. Less: Net income (loss) from equity method investments	20	455		164		619	369	163

4. Earnings including interest on deposits	4,000	9,941		4,107		13,498	12,132	16,552
5. Less: Interest on deposits	658	2,583		2,764		3,210	3,360	4,946

6. Earnings excluding interest on deposits	3,343	7,358		1,342		10,288	8,773	11,606

Fixed Charges:
7. Interest Expense	3,071	10,929		10,086		10,729	10,768	15,619
8. Estimated interest component of net rental expense	71	277		283		272	277	283
9. Amortization of debt issuance expense	0	0		0		0	0	0

10. Total fixed charges including interest on deposits and excluding capitalized interest	3,142	11,206		10,368		11,001	11,045	15,901
11. Add: Capitalized interest	0	0		0		0	0	0

12. Total fixed charges	3,142	11,206		10,368		11,001	11,045	15,901
13. Less: Interest on deposits (Line 5)	658	2,583		2,764		3,210	3,360	4,946
14. Fixed charges excluding interest on deposits	2,484	8,623		7,604		7,791	7,685	10,954
15. Total fixed charges (Line 12)	3,142	11,206		10,368		11,001	11,045	15,901
16. Add : Preference Securities Dividends (1)	0	333		269		0	0	0
17. Total fixed charges plus preference securities dividends	3,142	11,539		10,637		11,001	11,045	15,901
18. Less: Interest on deposits (Line 5)	658	2,583		2,764		3,210	3,360	4,946

19. Fixed charges excluding interest on deposits plus preference securities dividends	2,484	8,956		7,873		7,791	7,685	10,954

Ratios of Earnings to Fixed Charges
Including interest on deposits (Line 4/Line 12)	1.27	0.89	(2)	0.40	(6)	1.23	1.10	1.04

Excluding interest on deposits (Line 6/Line 14)	1.35	0.85	(3)	0.17	(7)	1.32	1.14	1.06

Combined Ratios of Earnings to Fixed Charges plus Preference Securities Dividends
Including interest on deposits (Line 4/Line 17)	1.27	0.86	(4)	0.39	(8)	N/A	N/A	N/A

Excluding interest on deposits (Line 6/Line 19)	1.35	0.82	(5)	0.17	(9)	N/A	N/A	N/A

(1) Preference securities dividends include coupon payments (gross of tax credits) on the Additional Tier 1 notes issued in 2014 and accounted for as Additional Equity components. Coupon payments are, however discretionary and subject to certain restrictions and are paid on April 30 for the preceding interest paying period.’

2016 Amount of the deficiency

(2) The amount of the deficiency is 1,265.

(3) The amount of the deficiency is 1,265.

(4) The amount of the deficiency is 1,598.

(5) The amount of the deficiency is 1,598

2015 Amount of the deficiency

(6) The amount of the deficiency is 6,261.

(7) The amount of the deficiency is 6,262.

(8) The amount of the deficiency is 6,530.

(9) The amount of the deficiency is 6,531.

Comparatives for 2012 have been adjusted to reflect changes according to IFRS 10, IFRS 11, IAS 19, IAS 27 and IAS 28, which had to be applied retrospectively.

Comparatives for Interest expense and for Interest on deposits have been restated for 2012.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense,

less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.